Exhibit 99.1

For Immediate Release

Media Contact: Colleen Edwards Vice President, Corporate Communications +1 (949) 783-1582 colleen.edwards@kofax.com	Investor Contacts: MKR Group Inc. Todd Kehrli +1 (323) 468-2300 kfx@mkr-group.com FTI Consulting Sophie McMillan +44 (0) 20 3727 1000 kofax@fticonsulting.com

KOFAX REPORTS FINANCIAL RESULTS FOR THE

THIRD QUARTER AND NINE MONTHS ENDED MARCH 31, 2014

Irvine, CA, April 29, 2014 - Kofax® Limited (NASDAQ and LSE: KFX), a leading provider of smart process applications for the business critical First Mile™ of customer interactions, today reported unaudited financial results for the third quarter and nine months ended March 31, 2014.

IFRS Financial Highlights:

•	Software license revenue increased 6.5% to $28.1 million (Prior Year or PY: $26.4 million), and for the nine months increased 12.8% to $83.0 million (PY: $73.6 million)

•	Total revenues increased 10.0% to $70.7 million (PY: $64.3 million), and for the nine months increased 11.7% to $210.2 million (PY: $188.2 million)

•	Income from operations decreased 94.8% to $0.2 million (PY: $3.6 million) or a 0.3% margin (PY: 5.6%), and for the nine months decreased 44.8% to $4.1 million (PY: $7.4 million) or a 1.9% margin (PY: 3.9%)

•	Diluted earnings per share (EPS) was $0.00 (PY: $0.00), and for the nine months $0.05 (PY: -$0.01)

•	Cash generated by operations was $16.2 million (PY: $13.9 million), and for the nine months $34.5 million (PY: $23.1 million)

•	Quarter end cash was $93.1 million (PY: $86.8 million)

Non-IFRS Financial Highlights:

•	Software license revenue increased 11.6% to $29.5 million (PY: $26.5 million), and for the nine months increased 19.5% to $88.1 million (PY: $73.7 million)

•	Total revenues increased 12.1% to $72.2 million (PY: $64.4 million), and for the nine months increased 15.1% to $216.8 million (PY: $188.4 million)

•	Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) decreased 11.5% to $7.5 million (PY: $8.4 million) or a 10.3% margin (PY: 13.1%), and for the nine months increased 16.1% to $28.7 million (PY: $24.7 million) or a 13.2% margin (PY: 13.1%)

•	Adjusted diluted EPS was $0.05 (PY: $0.06), and for the nine months $0.18 (PY: $0.16)

•	Adjusted cash generated by operations was $19.8 million (PY: $16.3 million), and for the nine months $43.5 million (PY: $31.2 million)

A summary of Kofax’s unaudited condensed consolidated income statements for the third quarter and nine months compared to the prior year on both an IFRS and non-IFRS basis is as follows:

	IFRS
	Quarter			Nine Months
Unaudited	$M	Y/Y Change	% Total	$M	Y/Y Change	% Total

Software Licenses	28.1	6.5%	39.8%	83.0	12.8%	39.5%
Maintenance Services	32.5	8.6%	46.0%	98.1	8.2%	46.7%
Professional Services	10.1	26.7%	14.2%	29.1	21.5%	13.8%

Total Revenues	70.7	10.0%	100.0%	210.2	11.7%	100.0%

Income from Operations	0.2	-94.8%		4.1	-44.8%

Margin	0.3%	-95.3%		1.9%	-50.6%

	Non-IFRS
	Quarter			Nine Months
Unaudited	$M	Y/Y Change	% Total	$M	Y/Y Change	% Total

Software Licenses	29.5	11.6%	40.9%	88.1	19.5%	40.6%
Maintenance Services	32.8	9.1%	45.4%	98.9	9.0%	45.7%
Professional Services	9.9	25.0%	13.7%	29.8	24.4%	13.7%

Total Revenues	72.2	12.1%	100.0%	216.8	15.1%	100.0%

Adjusted EBITDA	7.5	-11.5%		28.7	16.1%

Margin	10.3%	-21.1%		13.2%	0.9%

Operating Highlights:

•	Launched several new software products and releases, including:

•	Kofax TotalAgility™ 7.1, a new release of the Company’s flagship smart process application development and deployment platform, which now offers a multi-tenant on premise perpetual license as an alternative to a conventional on premise perpetual license

•	Kofax TotalAgility Cloud, which delivers the platform as a multi-tenant or dedicated instance Microsoft Azure hosted SaaS subscription offering

•	Kofax Mobile Capture™ Platform, which dramatically transforms how organizations can extend capture capabilities to mobile devices, and two customizable frameworks for Mobile Bill Pay and Mobile Check Deposit apps

•	Altosoft Insight™ 5.0, the latest release of its business intelligence and analytics software, which delivers a new distributed in-memory architecture, continuous simulation and governed data discovery

•	A major global wealth and asset management company headquartered in Western Europe invested more than $4.0 million in a Kofax smart process application utilizing Kofax TotalAgility 7.0 and Kofax Analytics to capture, classify, process, act upon and analyze more than 20 million financial documents received from customers each year

•	A top five U.S. bank made a $1.0 million initial investment in software licenses for the recently launched Kofax Mobile Capture™ Platform and frameworks for Mobile Bill Pay and Mobile Check Deposit apps to progressively expand and enhance its mobile banking apps for customers throughout the U.S.

•	Kofax Mobile Capture™ Platform was named to HousingWire Magazine’s inaugural HW TECH100™ list and chosen as the “Elegant Implementation” category winner

•	Hosted Transform 2014, Kofax’s annual customer and partner conference, which drew a record 750 attendees from 32 countries with a theme of Making the First Mile Smarter

Commenting on the Non-IFRS results, Reynolds C. Bish, Chief Executive Officer, said: “We’re pleased with our performance during the third quarter and nine months, which was in line with our expectations for those periods and our guidance for fiscal year 2014. Software license revenue increased during the third quarter as a result of strong growth in mobile and new or acquired products. Core capture software license revenue was essentially flat in the Americas and Asia Pacific but declined in EMEA and in total as a result of a challenging year over year comparison in all three regions. This was particularly true in EMEA, where the prior year period included a $4.8 million order for core capture software licenses and maintenance services from a national government agency in Western Europe. Adjusted EBITDA declined during the quarter as a result of the investments we’ve made and continue to make in growing our sales organization and expanding our research and development efforts in order to drive future software license revenue growth. The third quarter represents our fifth consecutive quarter of year over year software license and total revenue growth following the reorganization of our sales force during October and November of 2012. We continue to realize improving sales execution across all geographies and product lines and therefore remain confident in and reaffirm our previous guidance for fiscal year 2014 as follows:”

	IFRS	Non-IFRS
Software License Revenue Growth	Low Double Digits	Mid to High Teens
Total Revenues Growth	Mid to High Single Digits	Low Double Digits
Adjusted EBITDA Margin	12.5 – 13.5%	14.5 – 15.5%
Effective Tax Rate		37.0 – 39.0%

Webcast

Management will host a conference call and audio only webcast to discuss these financial results at 1:00 p.m. U.K. time / 8:00 a.m. U.S. Eastern time today. To participate in the call, investors can use the live dial in information below, or access the call via the investor relations section of the Company’s website at: http://www.kofax.com/investors/presentations.php. A replay via telephone and webcast will be available for 30 days.

	Live	Replay (available for 30 days)	Access Code
U.K.	+44 (0) 1452 555566	+44 (0)1452 550000	16051165
U.S.	+1 (866) 966 9439	+1 (866) 247 4222	16051165

About Kofax

Kofax Limited is a leading provider of innovative smart capture and process automation software and solutions for the business critical First Mile of customer interactions. These begin with an organization’s systems of engagement, which generate real time, information intensive communications from customers, and provide an essential connection to their systems of record, which are typically large scale, rigid enterprise applications and repositories not easily adapted to more contemporary technology. Success in the First Mile can dramatically improve an organization’s customer experience and greatly reduce operating costs, thus driving increased competitiveness, growth and profitability. Kofax software and solutions provide a rapid return on investment to more than 20,000 customers in financial services, insurance, government, healthcare, business process outsourcing and other markets. Kofax delivers these through its own sales and service organization, and a global network of more than 800 authorized partners in more than 75 countries throughout the Americas, EMEA and Asia Pacific. For more information, visit kofax.com.

Safe Harbor Statement

This document contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are subject to risks and uncertainties that could cause actual results to vary materially from those projected in the forward looking statements. The Company may experience significant fluctuations in future operating results due to a number of economic, competitive, and other factors, including, among other things, our reliance on third-party manufacturers and suppliers, government agency budgetary and political constraints, new or increased competition, changes in market demand, and the performance or reliability of our products. These factors and others could cause operating results to vary significantly from those in prior periods, and those projected in forward looking statements. Additional information with respect to these and other factors, which could materially affect the Company and its operations, are included in certain forms the Company has filed with the Securities and Exchange Commission.

Non-IFRS Financial Measures

Management uses financial measures, both IFRS and non-IFRS, in analyzing and assessing the overall performance of the business and making operational decisions. We have provided and believe that the non-IFRS financial measures and supplemental reconciliation to IFRS financial measures are useful to investors and other users of our financial statements because the non-IFRS financial measures may be used as additional tools to compare our performance across peer companies, periods and financial markets. Please refer to the Chief Financial Officer’s Review for a discussion of the non-IFRS financial measures and supplemental reconciliation to IFRS financial measures for more information regarding the non-IFRS measures.

© 2014 Kofax Limited. Kofax is a registered trademark and First Mile, TotalAgility and Kofax Mobile Capture are trademarks of Kofax Limited. All other trademarks are the property of their respective owners.

Source: KofaxRNS

Chief Financial Officer’s Review

With the exception of the section titled “Discussion of Non-IFRS Measures”, the Chief Financial Officer’s Review refers to IFRS financial measures.

In the third quarter of fiscal year 2014, we extended to five quarters the trend of year-over-year software license and total revenue growth. For the three months ended March 31, 2014, we generated growth in each revenue line item and in total revenue in all geographies. In addition, we continued the expansion of our sales organization, particularly the number of quota carrying sales reps, as well as increased staffing in our product development organization.

Revenues

The following tables present revenues by financial statement line, as well as in total for each of our geographic regions:

	Three Months Ended March 31,			% of Total Revenue
	2014	2013	% Change	2014	2013
	($ in thousands, except percentages)

Software license	$28,136	$26,422	6.5%	39.8%	41.1%
Maintenance services	32,534	29,966	8.6%	46.0%	46.6%
Professional services	10,052	7,933	26.7%	14.2%	12.3%

Total revenues	$70,722	$64,321	10.0%	100.0%	100.0%

Americas	$36,901	$31,435	17.4%	52.2%	48.9%
EMEA	29,155	28,548	2.1%	41.2%	44.4%
Asia Pacific	4,666	4,338	7.6%	6.6%	6.7%

Total revenues	$70,722	$64,321	10.0%	100.0%	100.0%

	Nine Months Ended March 31,			% of Total Revenue
	2014	2013	% Change	2014	2013
	($ in thousands, except percentages)

Software license	$82,965	$73,571	12.8%	39.5%	39.1%
Maintenance services	98,122	90,646	8.2%	46.7%	48.2%
Professional services	29,096	23,943	21.5%	13.8%	12.7%

Total revenues	$210,183	$188,160	11.7%	100.0%	100.0%

Americas	$115,751	$98,544	17.5%	55.1%	52.4%
EMEA	80,653	76,231	5.8%	38.3%	40.5%
Asia Pacific	13,779	13,385	2.9%	6.6%	7.1%

Total revenues	$210,183	$188,160	11.7%	100.0%	100.0%

Software license revenue increased $1.7 million or 6.5% in the three months ended March 31, 2014 due to $4.4 million increase in mobile and new or acquired products offset by a $2.7 million decrease in core capture products. During the three months ended March 31, 2014, license revenue from multi-channel capture products decreased 8.0% as compared to the three months ended March 31, 2013, while new or acquired products increased 206.8%. Multi-channel capture products are a product grouping created by Forrester which in addition to our core capture products includes mobile and web capture products and is estimated to be growing at a 4.5% compound annual growth rate between 2012 and 2016. Software license revenue increased $2.3 million in the Americas, $0.4 million in Asia Pacific, and decreased $1.0 million in EMEA.

Software license revenue increased $9.4 million or 12.8% in the nine months ended March 31, 2014 due to a $2.7 million increase in core capture products and a $6.7 million increase in mobile and new or acquired products. During the nine months ended March 31, 2014, multi-channel capture has grown 5.5% as compared to the nine months ended March 31, 2013, while new or acquired products has grown 102.4%. Software license revenues increased $7.2 million in Americas, $1.1 million in EMEA, and $1.1 million in Asia Pacific.

Maintenance services revenue increased $2.6 million or 8.6% in the three months ended March 31, 2014 due to an increase of $1.6 million or 10.6% in the Americas and $1.2 million or 9.2% in EMEA offset by a decrease of $0.2 million or 9.6% in Asia Pacific. In the nine months ended March 31, 2014, maintenance services revenue increased $7.5 million, or 8.2%, due to an increase of a $4.1 million or 9.0% in the Americas and $4.0 million or 10.3% in EMEA offset by a decrease of $0.6 million or 9.6% in Asia Pacific. The decreases in Asia Pacific are attributable to unfavorable exchange rate movements.

Professional services revenue increased $2.1 million or 26.7% in the three months ended March 31, 2014 due to an increase of $1.5 million or 38.6% in the Americas, $0.5 million or 14.2% in EMEA and $0.1 million or 15.0% in Asia Pacific. In the nine months ended March 31, 2014, professional services revenue increased $5.2 million or 21.5% due to an increase of $5.9 million or 52.6% in the Americas offset by a decrease of $0.6 million or 6.3% in EMEA and $0.1 million or 4.0% in Asia Pacific. The increase in professional services revenue is due to incremental professional services arising from our acquisition of Kapow as well as several large projects in the Americas.

Costs and Expenses

Cost of Software License Revenue

The following table reflects cost of software license revenue, in dollars and as a percentage of software license revenues:

	Three Months Ended March 31,		Change		Nine Months Ended March 31,		Change
	2014	2013	$	%	2014	2013	$	%
	(in thousands, except percentages)

Cost of software license	$1,955	$2,576	$(621)	(24.1)%	$7,640	$7,302	$338	4.6%

% of software license revenues	6.9%	9.7%			9.2%	9.9%

Cost of software license revenue decreased by $0.6 million or 24.1% in the three months ended March 31, 2014 and increased $0.3 million or 4.6% in the nine months ended March 31,

2014. Royalty costs and other third party costs vary by product and accordingly the cost of software license revenue as a percentage of the software license revenues can fluctuate based on the mix of software licenses sold.

Cost of Maintenance Services Revenue

The following table reflects cost of maintenance services revenue, in dollars and as a percentage of software license revenue:

	Three Months Ended March 31,		Change		Nine Months Ended March 31,		Change
	2014	2013	$	%	2014	2013	$	%
	(in thousands, except percentages)

Cost of maintenance services	$5,218	$4,753	$465	9.8%	$15,104	$13,516	$1,588	11.7%

% of maintenance services revenue	16.0%	15.9%			15.4%	14.9%

Cost of maintenance services revenue increased $0.5 million or 9.8% in the three months ended March 31, 2014 and increased $1.6 million or 11.7% in the nine months ended March 31, 2014 as we increased our technical support organization to service a larger installed base and as a result of our acquisitions of Altosoft and Kapow.

Cost of Professional Services Revenue

The following table shows cost of professional services revenue, in dollars and as a percentage of professional services revenue:

	Three Months Ended March 31,		Change		Nine Months Ended March 31,		Change
	2014	2013	$	%	2014	2013	$	%
	(in thousands, except percentages)

Cost of professional services	$8,129	$7,182	$947	13.2%	$23,977	$21,312	$2,665	12.5%

% of professional services revenue	80.9%	90.5%			82.4%	89.0%

Cost of professional services revenue increased $0.9 million or 13.2% in the three months ended March 31, 2014 primarily due to a $0.5 million increase in compensation costs largely associated with our acquisitions of Altosoft and Kapow. Cost of professional services increased $2.7 million or 12.5% in the nine months ended March 31, 2014 due to a $1.1 million increase in compensation costs largely for that same reason. Our gross margin on professional services increased 9.6% in the three months and 6.6% nine months ended March 31, 2014, respectively as we realized a higher utilization of our professional services staff due to the increased number of projects.

Research and Development

The following table shows research and development expense, in dollars and as a percentage of total revenues:

	Three Months Ended March 31,		Change		Nine Months Ended March 31,		Change
	2014	2013	$	%	2014	2013	$	%
	(in thousands, except percentages)

Research and development	$10,318	$9,010	$1,308	14.5%	$29,346	$25,914	$3,432	13.2%

% of total revenues	14.6%	14.0%			14.0%	13.8%

Research and development expense increased $1.3 million or 14.5% in the three months ended March 31, 2014 due to a $1.1 million increase in compensation costs largely associated with our acquisitions of Altosoft and Kapow and increased headcount to support our mobile and new or acquired products. Research and development expense increased $3.4 million or 13.2% in the nine months ended March 31, 2014 due to a $3.1 million increase in compensation costs largely for those same reasons

Sales and Marketing

The following table shows sales and marketing expense, in dollars and as a percentage of total revenues:

	Three Months Ended March 31,		Change		Nine Months Ended March 31,		Change
	2014	2013	$	%	2014	2013	$	%
	(in thousands, except percentages)

Sales and marketing expense	$31,418	$24,565	$6,853	27.9%	$89,959	$72,770	$17,189	23.6%

% of total revenues	44.4%	38.2%			42.8%	38.7%

Sales and marketing expense increased $6.9 million or 27.9% in the three months ended March 31, 2014 due to a $3.8 million increase in compensation costs largely associated with our acquisitions of Altosoft and Kapow and our increased investment in growing the sales organization. Sales and marketing expense increased $17.2 million or 23.6% in the nine months ended March 31, 2014 for those same reasons.

General and Administrative

The following table shows general and administrative expense, in dollars and as a percentage of total revenues:

	Three Months Ended March 31,		Change		Nine Months Ended March 31,		Change
	2014	2013	$	%	2014	2013	$	%
	(in thousands, except percentages)

General and administrative expense	$10,428	$9,082	$1,346	14.8%	$29,313	$28,317	$996	3.5%

% of total revenues	14.7%	14.1%			13.9%	15.0%

General and administrative expense increased $1.3 million or 14.8% in the three months ended March 31, 2014 primarily due to an increase in compensation costs and share-based payment expense. General and administrative expenses increased $1.0 million or 3.5% in the nine months ended March 31, 2014 primarily due to those same reasons.

Amortization of Acquired Intangible Assets

The following table shows expense related to the amortization of acquired intangible assets, in dollars and as a percentage of total revenues:

	Three Months Ended March 31,		Change		Nine Months Ended March 31,		Change
	2014	2013	$	%	2014	2013	$	%
	(in thousands, except percentages)

Amortization of acquired intangible assets	$2,164	$1,587	$577	36.4%	$6,728	$4,813	$1,915	39.8%

% of total revenues	3.1%	2.5%			3.2%	2.6%

Amortization of acquired intangible assets increased $0.6 million or 36.4% to $2.2 million in the three months ended March 31, 2014 due to additional amortization of acquired intangible assets arising from our acquisitions of Altosoft and Kapow. Amortization of acquired intangible assets increased $1.9 million or 39.8% to $6.7 million in the nine months ended March 31, 2014, due to that same reason.

Acquisition-related Costs

The following table shows Acquisition-related costs, in dollars and as a percentage of total revenues:

	Three Months Ended March 31,		Change		Nine Months Ended March 31,		Change
	2014	2013	$	%	2014	2013	$	%
	(in thousands, except percentages)

Acquisition-related costs	$504	$1,600	$(1,096)	(68.5)%	$398	$4,543	$(4,145)	(91.2)%

% of total revenues	0.7%	2.5%			0.2%	2.4%

Acquisition-related costs decreased $1.1 million or 68.6% to $0.5 million in the three months ended March 31, 2014 primarily due to accruing less for the contingent consideration related to the Singularity acquisition, offset by a small increase to the fair value of the Altosoft contingent consideration.

Acquisition-related costs decreased $4.1 million or 91.2% to $0.4 million primarily due to a decrease in the fair value of the contingent consideration related to the Singularity acquisition and direct acquisition costs related to the acquisition of Kapow, offset by a small increase to the fair value of the Altosoft contingent consideration.

Other Operating Expense, net

The following table shows other operating expenses, net, in dollars and as a percentage of total revenues:

	Three Months Ended March 31,		Change		Nine Months Ended March 31,		Change
	2014	2013	$	%	2014	2013	$	%
	(in thousands, except percentages)

Other operating expenses, net	$404	$417	$(13)	(3.1)%	$3,636	$2,274	$1,362	59.9%

% of total revenues	0.6%	0.6%			1.7%	1.2%

Other operating expense remained relatively flat at $0.4 million in the three months ended March 31, 2014. Other operating expense increased $1.4 million or 59.9% to $3.6 million in the nine months ended March 31, 2014 as a result of the costs leading up to the NASDAQ listing on December 5, 2013.

Finance Income (Expense), net

The following table shows finance income (expense), net, in dollars and as a percentage of total revenues:

	Three Months Ended March 31,		Change		Nine Months Ended March 31,		Change
	2014	2013	$	%	2014	2013	$	%
	(in thousands, except percentages)

Finance income (expense), net	$705	$(2,881)	$3,586	(124.5)%	$4,858	$(4,660)	$9,518	(204.2)%

% of total revenues	1.0%	(4.5)%			2.3%	(2.5)%

Finance income (expense), net fluctuated $3.6 million in the three months ended March 31, 2014 and $9.5 million in the nine months ended March 31, 2014 primarily due to a more stable exchange rate environment, as well as actions taken by management to mitigate material fluctuations related to exchange rates.

Income tax expense

The following table shows income tax expense, in dollars and as a percentage of profit from continuing operations:

	Three Months Ended March 31,		Change		Nine Months Ended March 31,		Change
	2014	2013	$	%	2014	2013	$	%
	(in thousands, except percentages)

Income tax expense	$943	$997	$(54)	(5.4)%	$4,202	$3,437	$765	22.2%

Income from continuing operations	$889	$668			$8,940	$2,739

Effective tax rate	106.0%	149.3%			47.0%	125.5%

Income tax expense decreased by $0.1 million, or 5.4%, to $0.9 million during the three months ended March 31, 2014. The effective tax rate is less than that in the three months ended March 31, 2013 due to significant costs incurred related to preparation of the NASDAQ listing and other items that were not deductible for tax purposes in the three months to March 31 2013. Income tax expense increased by $0.8 million, or 22.2%, to $4.2 million during the nine months ended March 31, 2014. Increased income tax expense for the nine months ended March 31, 2014 as compared to the nine months ended March 31, 2013 was the result of more income from continuing operations. The effective tax rate in the nine months ended March 31, 2013 remains impacted by the expenses not deductible for tax purposes.

Liquidity and Capital Resources

Historically, we have financed our business primarily through cash on hand and cash flows from operations. We had $93.1 million of cash and cash equivalents at March 31, 2014 compared to $93.4 million at June 30, 2013. The majority of our cash is held in U.S. dollars, Euros and to a lesser extent, British Pounds. We had no outstanding debt as of June 30, 2013.

The following tables set forth the summary of our cash flows:

	Three Months Ended March 31,
	2014	2013	Change
	($ in thousands)
Cash generated from (used in)
Operating activities	$16,233	$13,928	$2,305
Investing activities	(4,893)	(12,631)	7,738
Financing activities	408	30	378
Exchange rate effects	73	(1,552)	1,625

Net increase (decrease)	$11,821	$(225)	$12,046

	Nine Months Ended March 31,
	2014	2013	Change
	($ in thousands)
Cash generated from (used in)
Operating activities	$34,453	$23,133	$11,319
Investing activities	(48,086)	(17,656)	(30,430)
Financing activities	12,223	596	11,627
Exchange rate effects	1,048	(389)	1,438

Net increase (decrease)	$(362)	$5,684	$(6,046)

Operating Activities

Net cash generated from operating activities was $16.2 million in the three months ended March 31, 2014 compared to cash generated from operating activities of $13.9 million in the three months ended March 31, 2013, a net increase of $2.3 million. That increase was primarily attributable to the net change in working capital for the three months ended March 31, 2014 as compared to the three months ended March 31, 2013.

Net cash generated from operating activities was $34.5 million in the nine months ended March 31, 2014 compared to $23.1 million in the nine months ended March 31, 2013, an increase of $11.3 million. That increase was primarily attributable to a $7.4 million increase in deferred income primarily due to the acquisition of Kapow and a $4.6 million increase in non-acquisition related deferred income partially offset by a $0.3 million decrease in payments under restructuring - personnel.

Investing Activities

Net cash used in investing activities was $4.9 million in the three months ended March 31, 2014 compared to $12.6 million in the three months ended March 31, 2013, a decrease of $7.7 million. The primary use of cash in the current period was the payment of $1.4 million of deferred consideration associated with our acquisition of Altosoft and $1.9 million of deferred consideration associated with our acquisition of Kapow. Additionally, we paid $1.0 million of contingent consideration to the former shareholders of Altosoft resulting from the achievement of calendar year 2013 revenue and EBITDA targets. During the three months ended March 31, 2013 we paid $11.7 million for the acquisition of Altosoft, less cash acquired of $0.8 million, and contingent consideration related to our acquisition of Atalasoft, resulting in an incremental decrease in cash flows from investing activities.

Net cash used in investing activities was $48.1 million in the nine months ended March 31, 2014 compared to $17.7 million in the nine months ended March 31, 2013, an increase of $30.4 million. The primary use of cash in the current period was the $39.3 cash consideration associated with our July 31, 2013 acquisition of Kapow and $6.1 million in deferred consideration related to our acquisition of Atalasoft, Altosoft and Kapow compared to $11.7 million in cash consideration paid on March 1, 2013 related to the acquisition of Altosoft and $0.4 million of deferred consideration related to the acquisition of Atalasoft. Additionally, we purchased $1.0 million of fixed assets in the nine months ended March 31, 2014 compared to the same period of the prior year.

Financing Activities

Net cash generated from financing activities was $0.4 million in the three months ended March 31, 2014 compared to $0.0 million in the three months ended March 31, 2013, an increase of $0.4 million, due to the proceeds of stock option exercises in the period.

Net cash generated from financing activities was $12.2 million in the nine months ended March 31, 2014 compared to $0.6 million in the nine months ended March 31, 2013, an increase of $11.6 million, due primarily to $12.4 million in net proceeds from the NASDAQ listing offset by decreases of $0.6 million from net purchases of employee benefit trust shares and proceeds from stock option exercises.

Exchange Rate Effects

We operate in many countries around the world, and maintain cash balances in locations in currencies other than the U.S. dollar. In the three months ended March 31, 2014 cash and cash equivalents increased by $0.1 million due to changes in exchange rates, while during the three months ended March 31, 2013 our cash and cash equivalents decreased by $1.6 million. During the nine months ended March 31, 2014 cash and cash equivalents increased by $1.1 million due to changes in exchange rates, while during the nine months ended March 31, 2013 our cash and cash equivalents decreased by $0.4 million due to changes in exchange rates, as we maintained more cash on hand in U.S. dollars this period. Our cash and cash equivalents will continue to fluctuate in the future, as exchange rates vary over time.

On October 14, 2013, the Company extended the term of its $40.0 million revolving line of credit with Bank of America Merrill Lynch to June 30, 2016. Subject to certain conditions, borrowings under the credit facility can be denominated in U.S. dollars, euros and certain other currencies and can be made in the U.S. and certain other countries. The credit facility is available for general corporate purposes, including acquisitions, is secured by certain assets of the Company and can be increased by an additional $10.0 million. As of March 31, 2014 $39.5 million was available as $0.5 million has been used to guarantee letters of credit in certain operating facilities and payroll services.

The Company has significant overseas subsidiaries, which operate principally in their local currencies. Where appropriate, intracompany borrowings are arranged in functional currencies of the borrower to centralize potential exchange rate impacts and provide a natural hedge against exchange rate movement risks.

The Company hedges certain cash balances and cash flows relating to transactions in accordance with policies set by the Board of Directors. Assessment of the credit risk profile of the Company’s key customers and resellers is centralized for increased focus.

Reconciliation of Non-IFRS Measures

We use financial measures, both IFRS and non-IFRS, in analyzing and assessing the overall performance of the business and for making operational decisions. We have provided and believe that the non-IFRS financial measures and supplemental reconciliation to IFRS financial measures are useful to investors and other users of our financial statements because the non-IFRS financial measures may be used as additional tools to compare business performance across peer companies, periods and financial markets.

While we use non-IFRS measures as a tool to enhance our understanding of certain aspects of our financial performance, we do not believe that these non-IFRS measures are a substitute for, or are superior to, the information provided by IFRS results. As such, the presentation of non-IFRS measures is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS. The primary limitations associated with the use of non-IFRS measures as compared to IFRS results are that non-IFRS measures may not be comparable to similarly titled measures used by other companies in our industry and that non-IFRS measures may exclude financial information that some investors may consider important in evaluating our performance. We compensate for these limitations by providing disclosure of the differences between non-IFRS measures and IFRS results, including providing a reconciliation of each non-IFRS measure to IFRS results, in order to enable investors to perform their own analysis of our operating results.

Non-IFRS Revenues - We define Non-IFRS revenue as revenue, as reported under IFRS, increased to include revenue that is associated with our historic acquisitions that has been excluded from reported results for a given period due to the effects of purchase accounting. In accordance with IFRS purchase accounting, an acquired company’s deferred revenue at the date of acquisition is subject to a fair value adjustment which reduces the deferred amount and revenues recognized subsequent to an acquisition. We include Non-IFRS revenue to allow for more complete comparisons to the financial results of our historical operations, forward-looking guidance and the financial results of peer companies. We believe these adjustments are useful to management and investors as a measure of the ongoing performance of the business. Additionally, although acquisition related revenue adjustments are non-recurring we may incur similar adjustments in connection with any future acquisitions.

The tables below provide a reconciliation of IFRS revenues to Non-IFRS revenues related to all of our historic acquisitions:

	Three Months Ended March 31, 2014			Three Months Ended March 31, 2013
	Revenues (as reported under IFRS)	Acquisition Fair Value Adjustment	Non-IFRS Revenues	Revenues (as reported under IFRS)	Acquisition Fair Value Adjustment	Non-IFRS Revenues
	($ in thousands)			($ in thousands)
Software licenses	$28,136	$1,400	$29,536	$26,422	$39	$26.461
Maintenance services	32,534	197	32,730	29,966	21	29.987
Professional services	10,052	(136)	9,916	7,933	—	7,933

Total revenues	$70,722	$1,460	$72,183	$64,321	$60	$64,381

	Nine Months Ended March 31, 2014			Nine Months Ended March 31, 2013
	Revenues (as reported under IFRS)	Acquisition Fair Value Adjustment	Non-IFRS Revenues	Revenues (as reported under IFRS)	Acquisition Fair Value Adjustment	Non-IFRS Revenues
	($ in thousands)			($ in thousands)
Software licenses	$82,965	$5,102	$88,067	$73,571	$124	$73,695
Maintenance services	98,122	800	98,922	90,646	133	90,779
Professional services	29,095	693	29,789	23,943	—	23,943

Total revenues	$210,183	$6,595	$216,778	$188,160	$257	$188,417

Non-IFRS Income from Operations - We define Non-IFRS income from operations as income from operations, as reported under IFRS, excluding the effect of acquisition fair value adjustment to revenue, share-based payment expense, depreciation expense, amortization of acquired intangible assets, acquisition-related costs, restructuring costs and other operating expense, net. Share-based payment expense, depreciation expense and amortization of acquired intangible assets in our Non-IFRS income from operations reconciliation represent non-cash charges which are not considered by management in evaluating our operating performance. Acquisition-related costs consist of: (i) costs directly attributable to our acquisition strategy and the evaluation, consummation and integration of our acquisitions (composed substantially of professional services fees including legal, accounting and other consultants and to a lesser degree to our personnel whose responsibilities are devoted to acquisition activities), and (ii) transition compensation costs (composed substantially of contingent payments for shares that are treated as compensation expense and retention payments that are anticipated to become payable to employees, as well as severance payments to employees whose positions were made redundant). These acquisition-related costs are not considered to be related to the organic continuing operations of the acquired businesses and are generally not relevant to assessing or estimating the long-term performance of the acquired assets. Restructuring costs are not considered in assessing our performance as we have not generally incurred such costs for our continuing operations. Other operating expense, net represents items that are not necessarily related to our recurring operations and which therefore are not, under IFRS, included in other expense lines. Accordingly, we exclude those amounts when assessing Non-IFRS income from operations. At times when we are communicating with our shareholders, analysts and other parties we refer to Non-IFRS income from operations as adjusted EBITDA.

We assess Non-IFRS income from operations as a percentage of total Non-IFRS revenues and by doing so; we are able to evaluate our relative performance of our revenue growth compared to the expense growth for those items included in Non-IFRS income from operations. This measure allows management and our Board of Directors to compare our performance against that of other companies in our industry that may be of different sizes.

The following table provides a reconciliation of IFRS income from operations to Non-IFRS income from operations and presents Non-IFRS income from operations as a percentage of total revenues.

	Three Months Ended March 31,		Nine Months Ended December 31,
	2014	2013	2014	2013
	($ in thousands)
Income from operations	$184	$3,549	$4,082	$7,399
Acquisition fair value adjustment to revenues	1,460	60	6,595	257
Share-based payment expense	1,387	(294)	3,253	897
Depreciation and amortization expense	1,349	1,501	4,019	4,549
Amortization of acquired intangible assets	2,164	1,587	6,728	4,813
Acquisition-related costs	504	1,600	398	4,543
Other operating expenses, net	404	417	3,636	2,274

Non-IFRS income from operations	$7,452	$8,420	$28,711	$24,732

Non-IFRS income from operations as a percentage of adjusted revenues	10.3%	13.1%	13.2%	13.1%

Adjusted Cash Flows from Operations - We define Adjusted cash flows from operations as net cash inflows from operating activities, as reported under IFRS, adjusted for income taxes paid or refunded and payments under restructurings. Income taxes paid is included in this reconciliation as the timing of cash payments and receipts can vary significantly from year-to-year based on a number of factors, including the influence of acquisitions on our consolidated tax attributes. Payments for restructurings relate to a specific activity that is not part of ongoing operations. The table below provides a reconciliation of IFRS cash flows from operations to Adjusted cash flows from operations:

	Three Months Ended March 31,		Nine Months Ended March 31,
	2014	2013	2014	2013
	($ in thousands)
Cash flows from operations	$16,233	$13,928	$34,453	$23,133
Income taxes paid	3,577	(2,385)	8,447	(7,163)
Payments under restructuring	—	6	588	(861)

Adjusted cash flows from operations	$19,810	$16,307	$43,488	$31,157

Adjusted cash flow from operations increased $3.5 million to $19.8 million for the three months ended March 31, 2014 as a result of increased cash flows from operations and tax payments.

Adjusted cash flow from operations increased $12.3 million to $43.5 million for the nine months ended March 31, 2014 as a result of increased cash flows from operations, tax payments and payments under restructuring.

Adjusted diluted earnings per share - We define Adjusted diluted earnings per share as diluted earnings per share, as reported under IFRS, adjusted by certain items that are also excluded from our Non-IFRS income from operations and which are discussed above. The most comparable IFRS metrics, ‘income (loss) from continuing operations, after tax’ and ‘earnings per share – diluted’, also include the reconciling items finance income (expense), net, and the impacts of income taxes on each of the other reconciling items. Therefore, we include this non-IFRS measure in order to provide a more complete comparison of our earnings per share from one period to another.

The tables below provide a reconciliation of our Adjusted diluted earnings per share, and our associated Non-IFRS income (loss) from continuing operations, after tax:

Reconciliation of Adjusted Diluted Earnings Per Share

	For the Three Months Ended March 31,
	2014		2013
	Per Diluted Share		Per Diluted Share
	($ in thousands, except per share data)
Income from continuing operations, after tax	$(0.00)	$(54)	$(0.00)	$(329)
Acquisition fair value adjustment to revenues	0.02	1,460	0.00	60
Share-based payment expense	0.01	1,387	(0.00)	(294)
Amortization of intangible assets	0.02	2,164	0.02	1,587
Acquisition-related costs	0.01	504	0.02	1,600
Net finance and other income and expense	(0.00)	(301)	0.03	3,298
Tax effect of above	(0.01)	(484)	(0.01)	(990)

Adjusted diluted earnings per share	$0.05		$0.06

	For the Nine Months Ended March 31,
	2014		2013
	Per Diluted Share		Per Diluted Share
	($ in thousands, except per share data)
Income/(loss) from continuing operations, after tax	$0.05	$4,738	$(0.00)	$(698)
Acquisition fair value adjustment to revenues	0.07	6,595	0.00	257
Share-based payment expense	0.04	3,253	0.01	897
Amortization of intangible assets	0.07	6,728	0.05	4,813
Acquisition-related costs	0.00	398	0.05	4,543
Net finance and other income and expense	(0.01)	(1,222)	0.08	6,934
Tax effect of above	(0.04)	(4,245)	(0.03)	(2,869)

Adjusted diluted earnings per share	$0.18		$0.16

Supplemental Information

The following supplemental information is used to reconcile IFRS Income from operations to Non-IFRS Income from operations:

Share based payment expense recognized by functional line in the Condensed Consolidated Income Statements is as follows:

	For the Three Months Ended March 31,
	2014	2013
	($ in thousands)
Cost of maintenance services	$17	$—
Cost of professional services	16	1
Research and development	278	98
Selling and marketing	711	(249)
General and administrative	365	(144)

Total share-based payment expense	$1,387	$(294)

	For the Nine Months Ended March 31,
	2014	2013
	($ in thousands)
Cost of maintenance services	$47	$—
Cost of professional services	58	2
Research and development	627	303
Selling and marketing	1,648	161
General and administrative	873	431

Total share-based payment expense	$3,253	$897

Depreciation and amortization expense recognized by functional line in the Condensed Consolidated Income Statements is as follows:

	For the Three Months Ended March 31,
	2014	2013
	($ in thousands)
Cost of software licenses	$5	$16
Cost of maintenance services	121	142
Cost of professional services	193	253
Research and development	423	425
Selling and marketing	425	440
General and administrative	182	225

Total depreciation and amortization expense	$1,349	$1,501

	For the Nine Months Ended March 31,
	2014	2013
	($ in thousands)
Cost of software licenses	$27	$50
Cost of maintenance services	369	436
Cost of professional services	605	806
Research and development	1,225	1,246
Selling and marketing	1,236	1,325
General and administrative	557	686

Total depreciation and amortization expense	$4,019	$4,549

Risk Factors

There have been no material changes to the risk factors as presented in our Final Prospectus filed with the U.S. Securities and Exchange Commission for the year ended June 30, 2013 on December 5, 2013.

James Arnold, Jr.

Chief Financial Officer

April 29, 2014

Kofax Limited

Unaudited Condensed Consolidated Income Statements

($ in thousands, except per share amounts)

	For the Three Months Ended		For the Nine Months Ended
	March 31, 2014	March 31, 2013	March 31, 2014	March 31, 2013

Software licenses	28,136	26,422	82,965	73,571
Maintenance services	32,534	29,966	98,122	90,646
Professional services	10,052	7,933	29,096	23,943

Total revenues	70,722	64,321	210,183	188,160

Cost of software licenses	1,955	2,576	7,640	7,302
Cost of maintenance services	5,218	4,753	15,104	13,516
Cost of professional services	8,129	7,182	23,977	21,312
Research and development	10,318	9,010	29,346	25,914
Sales and marketing	31,418	24,565	89,959	72,770
General and administrative	10,428	9,082	29,313	28,317
Amortization of acquired intangible assets	2,164	1,587	6,728	4,813
Acquisition-related costs	504	1,600	398	4,543
Other operating expenses, net	404	417	3,636	2,274

Operating costs and expenses	70,538	60,772	206,101	180,761

Income from operations	184	3,549	4,082	7,399

Finance income	899	20	5,498	136
Finance expense	(194)	(2,901)	(640)	(4,796)

Income from continuing operations, before tax	889	668	8,940	2,739

Income tax expense	943	997	4,202	3,437

Income/(loss) attributable to equity holders of the Parent	(54)	(329)	4,738	(698)

Earnings/(loss) per share
> Basic	(0.00)	(0.01)	0.05	(0.01)

> Diluted	(0.00)	(0.01)	0.05	(0.01)

Kofax Limited

Unaudited Condensed Consolidated Statements of Comprehensive Income

($ in thousands)

	For the Three Months Ended		For the Nine Months Ended
	March 31, 2014	March 31, 2013	March 31, 2014	March 31, 2013

Income/(loss) attributable to equity holders of the Parent	(54)	(329)	4,738	(698)

Other comprehensive income/(loss):

Items that may be subsequently reclassified to profit or loss:
Exchange gains/(losses) arising on translation of foreign operations	45	(899)	(1,065)	3,207
Income tax relating to items that may be reclassified	15	(127)	3	(105)

	60	(1,026)	(1,062)	3,102
Items that will not be reclassified to profit or loss:
Actuarial (losses)/gains on defined benefit pension plans	(1)	123	338	375
Income tax relating to items that will not be reclassified	(2)	(18)	(61)	(58)

	(3)	105	277	317
Other comprehensive income/(loss) for the period, net of tax:

Total comprehensive income for the period, net of tax, attributable to equity holders of the Parent	57	(921)	(785)	3,419

Income/(loss) attributable to equity holders of the Parent	3	(1,250)	3,953	2,721

Kofax Limited

Unaudited Condensed Consolidated Statements of Financial Position

($ in thousands)

	March 31, 2014	June 30, 2013

Current assets:
Cash and cash equivalents	93,051	93,413
Trade receivables, net	51,398	60,929
Inventories	1,204	1,800
Deferred tax assets	405	2,024
Other current assets	7,899	8,657

Total current assets	153,957	166,823

Other non-current assets	4,286	3,671
Property and equipment	4,463	4,510
Deferred tax assets	27,002	14,350
Intangible assets	230,766	189,789

Total assets	420,474	379,143

Current liabilities:
Trade and other payables	36,829	35,504
Deferred income – current	77,486	62,955
Current tax liabilities	7,647	10,106
Provisions – current	4,991	8,397

Total current liabilities	126,953	116,962

Employee benefits	3,232	3,018
Deferred income – non-current	7,854	5,095
Deferred tax liabilities	16,943	14,607
Provisions – non-current	4,184	2,334

Total liabilities	159,166	142,016

Shareholders’ equity:
Share capital	97	95
Share premium account	31,786	18,957
Employee benefit shares	(15,416)	(15,294)
Treasury shares	(15,980)	(15,980)
Merger reserve	2,835	2,835
Retained earnings	239,731	227,197
Currency translation adjustment	18,255	19,317

Total Shareholders’ equity	261,308	237,127

Total liabilities and Shareholders’ equity	420,474	379,143

Kofax Limited

Unaudited Condensed Consolidated Statements of Changes in Equity

($ in thousands)

	Share Capital	Share Premium Account	Employee Benefit Shares	Treasury Shares	Merger Reserve	Retained Earnings	Currency Translation Adjustment	Total Equity

As of June 30, 2012	94	17,091	(17,386)	(15,980)	2,835	216,585	14,701	217,940

Profit for the period	—	—	—	—	—	10,001	—	10,001
Other comprehensive income/(loss), net of tax	—	—	—	—	—	(679)	4,616	3,937

Total comprehensive income for the period	—	—	—	—	—	9,322	4,616	13,938
Tax on equity awards	—	—	—	—	—	2,185	—	2,185
Share-based payment expense	—	—	—	—	—	1,393	—	1,393
Changes in employee benefit shares	—	—	2,092	—	—	(2,288)	—	(196)
New share capital issued	1	1,866	—	—	—	—	—	1,867

As of June 30, 2013	95	18,957	(15,294)	(15,980)	2,835	227,197	19,317	237,127

Profit for the period	—	—	—	—	—	4,738	—	4,738
Other comprehensive income/(loss), net of tax	—	—	—	—	—	277	(1,062)	(785)

Total comprehensive income for the period	—	—	—	—	—	5,015	(1,062)	3,953
Tax on equity awards	—	—	—	—	—	4,450	—	4,450
Share-based payment expense	—	—	—	—	—	3,253	—	3,253
Changes in employee benefit shares	—	—	(122)	—	—	(184)	—	(306)
New share capital issued	2	12,829	—	—	—	—	—	12,831

As of March 31, 2014	97	31,786	(15,416)	(15,980)	2,835	239,731	18,255	261,308

Kofax Limited

Unaudited Condensed Consolidated Statements of Cash Flows

($ in thousands)

	For the Nine Months Ended
	March 31, 2014	March 31, 2013
Cash flows from operating activities
Income from continuing operations before tax	8,940	2,739
Adjustments to reconcile profit before tax to net cash flows:
Finance income	(5,498)	(136)
Finance expense	640	4,796
Depreciation and amortization	10,817	9,362
Share-based payment expense	3,253	897
Changes in operating assets and liabilities:
Trade receivables, net	13,185	8.196
Other assets	1,627	1,641
Trade and other payables	(282)	2,635
Deferred income	14,159	2,186
Provisions	(3,353)	(1,159)
Payments under restructuring – personnel	(588)	(861)
Income taxes paid	(8,447)	(7,163)

Net cash inflow from operating activities	34,453	23,133

Cash flows from investing activities
Purchase of property and equipment, licenses and similar rights	(2,779)	(1,785)
Acquisition of subsidiaries, net of cash acquired*	(45,387)	(16,604)
Proceeds from sale of discontinued operations	—	603
Interest received	80	130

Net cash outflow from investing activities	(48,086)	(17,656)

Cash flows from financing activities
Issue of share capital	465	1,932
Proceeds from initial public offering	12,366	—
Purchases of and proceeds from employee benefit shares	(306)	(953)
Interest paid	(302)	(383)

Net cash inflow from financing activities	12,223	596

Net increase/(decrease) in cash and cash equivalents	(1,410)	6,073

Cash and cash equivalents at start of the period	93,413	81,122
Exchange rate effects	1,048	(389)

Cash and cash equivalents at the end of the period	93,051	86,806

*	The Group cash outflow from acquisitions is net of $1.3 million cash acquired from the Kapow acquisition and also includes payments of contingent consideration related to the Atalasoft acquisition of $1.2 million, contingent consideration related to the acquisition of Altosoft of $1.0 million and deferred consideration related to the Altosoft acquisition of $2.1 million and the Kapow acquisition of $1.9 million.

Kofax Limited

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

NOTE 1	ACCOUNTING POLICIES

1.1 Basis of presentation

The unaudited Condensed Consolidated Interim Financial Statements for the nine months ended March 31, 2014 have been prepared in accordance with IAS 34, “Interim Financial Reporting” and the Disclosure and Transparency Rules of the Financial Services Authority.

On December 5, 2013, Kofax Limited (“Kofax”) effected an initial public offering of 2,300,000 shares of common stock on the NASDAQ Global Select Market using the ticker symbol “KFX”. All of the shares of common stock were offered by Kofax; there were no selling shareholders. Immediately prior to this listing Kofax was established as the parent company of Kofax’s various subsidiaries through a scheme of arrangement under Part 26 of the U.K. Companies Act of 2006. As part of that scheme, Kofax issued shares with a par value of $0.001 per share to replace Kofax plc’s prior shares with a par value of 2.5 pence per share. Share capital and share premium amounts in the comparative periods have been retroactively adjusted to reflect this change.

The Condensed Consolidated Interim Financial Statements do not include all information and disclosures as required in the Consolidated Annual Financial Statements, and should be read in conjunction with Kofax‘s Consolidated Annual Financial Statements for the year ended June 30, 2013 and Final Prospectus dated December 5, 2013.

The Condensed Consolidated Interim Financial Statements were approved by the Board of Directors on April 29, 2014.

1.2 Summary of significant accounting policies

The accounting policies adopted in preparation of the Condensed Consolidated Interim Financial Statements are consistent with those followed in preparation of the Consolidated Annual Financial Statements for the year ended June 30, 2013.

The adoption of the standards and interpretations that have become effective for the current fiscal year have already been outlined in detail in the Consolidated Annual Financial Statements for the year ended June 30, 2013 and were not considered to have a significant impact on these Condensed Consolidated Interim Financial Statements.

1.3 Seasonality of operations

Many contracts, particularly those sold through the direct sales force, are finalized in the latter portions of any given quarter. Additionally, Kofax’s revenue may vary from quarter to quarter, depending on the timing and size of license revenue, which may contain individually large contracts in any given period. The first and third fiscal quarters have historically been seasonally weaker than the second and fourth quarters. This information is provided to allow for a proper appreciation of the results. However, management has concluded that this does not constitute “highly seasonal” as considered by IAS 34 Interim Financial Reporting.

Kofax Limited

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

NOTE 2	BUSINESS COMBINATIONS

Acquisition of Kapow

On July 31, 2013, Kofax acquired 100% of the shares of Kapow Technologies Holdings, Inc. (Kapow), a company incorporated in the United States, specializing in data integration software. Kapow’s software will assist in Kofax’s ability to integrate smart process applications with third party software for content import and export purposes as well as data validation during a business process. In addition, it will assist in penetrating the emerging electronic content transformation segment of the multichannel capture market, and is highly complementary to the recent acquisition of Altosoft’s business intelligence and analytics products. The acquisition was accounted for using the acquisition method.

The consolidated financial statements include the results of Kapow during the eight month period from the acquisition date. The provisional fair value of the identifiable assets and liabilities of Kapow, at the acquisition date, are as follows:

July 31, 2013
($ in thousands)
Current assets:
Cash and cash equivalents	1,276
Trade receivables, net	3,093
Other current assets	378

Total current assets	4,747
Other non-current assets	87
Property and equipment	99
Deferred tax assets	8,375
Technology – intangible	10,700
Customer relationships – intangible	5,400
In-process R&D – intangible	700
Trade names – intangibles	200

Total assets	30,308

Current liabilities
Trade and other payables	536
Other current liabilities	1,657
Deferred income – current	1,260

Total current liabilities	3,453
Other liabilities	26
Deferred tax liabilities	6,357

Total liabilities	9,836

Net assets acquired	20,472

Consideration paid in cash at time of closing	40,524
Deferred consideration	6,624

Total consideration	47,148

Goodwill arising from acquisition	26,676

Kofax Limited

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Analysis of cash flows on acquisition:

($ in thousands)
Cash outflow at time of closing	40,524
Less: cash acquired	1,276

Total cash consideration	39,248

The provisional goodwill of $26.7 million includes the value of acquired technologies, and expected synergies arising from the acquisition and the workforce, which is not separately recognizable. None of the goodwill is expected to be deductible for tax purposes.

From the date of acquisition, Kapow has contributed $6.2 million of revenue and $4.8 million of net loss to the Group. If the combination had taken place at the beginning of the fiscal year, revenue from Kapow’s operations would have been approximately $1.0 million higher and the net income would have decreased by approximately $1.0 million and Kofax’s total revenue would have been $211.1 million and net income $3.0 million.

NOTE 3	OPERATING SEGMENTS

Kofax operates one business segment, the software business. All products and services are considered one solution to customers and are operated and analysed under one income statement provided to and evaluated by the chief operating decision maker (CODM). The CODM manages the business based on the key measures for resource allocation, based on a single set of financial data that encompasses Kofax’s entire operations for purposes of making operating decisions and assessing financial performance. The Group’s CODM is the Chief Executive Officer.

There are no reportable assets that meet the criteria under IFRS 8 to be reported under the single operating segment.

Entity-wide Disclosures

The following revenue information is based on the location of the customer:

	Americas	UK	Germany	Rest of EMEA	Asia- Pacific	Total
External Revenue for the Three Months Ended	($ in thousands)
March 31, 2014	36,901	9,638	4,695	14,822	4,666	70,722

March 31, 2013	31,435	12,146	4,164	12,238	4,338	64,321

	Americas	UK	Germany	Rest of EMEA	Asia- Pacific	Total
External Revenue for the Nine Months Ended	($ in thousands)

March 31, 2014	115,751	23,698	14,118	42,837	13,779	210,183

March 31, 2013	98,544	26,766	12,668	36,797	13,385	188,160

Kofax Limited

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

The following table presents non-current assets by subsidiary location:

	America	UK	Germany	Rest of EMEA	Asia- Pacific	Total
Non-current assets	($ in thousands)

As of March 31, 2014	154,556	34,889	6,511	36,244	7,056	239,256

As of June 30, 2013	116,054	34,806	6,078	33,734	6,407	197,079

Non-current assets for this purpose consist of property and equipment, intangible assets, and other non-current assets– excluding security deposits and deferred tax assets.

NOTE 4	OPERATING COSTS AND EXPENSES

Operating costs and expenses include the following key elements:

	For the Three Months Ended		For the Nine Months Ended
	March 31, 2014	March 31, 2013	March 31, 2014	March 31, 2013
	($ in thousands)
Staff costs excluding share-based payment expense	44,748	39,022	128,720	111,746
Share-based payment expense	1,387	(294)	3,253	897
Depreciation of property and equipment	593	789	1,842	2,257
Amortization of acquired intangible assets – technology and contractual relationships	2,164	1,587	6,728	4,813
Amortization of intangible assets – licenses and similar rights	756	712	2,177	2,292
Total remuneration for principal auditors	756	729	1,901	2,675
Operating lease expense – minimum lease payments	1,998	2,034	6,005	6,081
Acquisition related costs	504	1,600	398	4,543
Third party royalties and commissions	3,584	3,129	11,484	8,950
Travel and entertainment	3,032	2,904	9,453	8,362
Consultants, contractors and advisors	4,076	2,585	10,804	8,080
Direct marketing costs	2,827	2,356	8,416	7,807
Utilities, maintenance and repair	1,652	1,500	4,930	4,487
Other administrative costs	2,461	2,119	9,990	7,771

Total operating costs and expenses	70,538	60,772	206,101	180,761

Amortization of acquired intangibles is a component of both cost of sales and general and administrative expenses. Amortization of acquired technology intangible assets of $4.2 million (March 31, 2013: $3.4 million) relates to cost of sales, and amortization of other intangible assets of $2.5 million (March 31, 2013: $1.4 million) relates to general and administrative expenses.

Kofax Limited

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

	For the Three Months Ended		For the Nine Months Ended
	March 31, 2014	March 31, 2013	March 31, 2014	March 31, 2013
	($ in thousands)
Total cost of sales comprises:
Cost of software licenses	1,955	2,576	7,640	7,302
Cost of maintenance services	5,218	4,753	15,104	13,516
Cost of professional services	8,129	7,182	23,977	21,312
Amortization of acquired technology intangible assets	1,276	1,128	4,186	3,438

Total cost of sales	16,578	15,639	50,907	45,568

Total general and administrative comprises:
General and administrative	10,428	9,082	29,313	28,317
Amortization of other acquired intangibles assets	888	459	2,542	1,375

Total general and administrative expenses	12,440	9,541	32,979	29,692

NOTE 5	INCOME TAX EXPENSE

The components of income tax expense related to current income tax expense and deferred income tax expense were as follows:

	Three Months Ended March 31,		Nine Months Ended March 31,
	2014	2013	2014	2013
	(in thousands)
Current income tax expense
Income tax on profits for the period	1,334	3,138	8,959	7,165
Adjustment for provision in prior periods	(336)	(440)	(658)	(610)

Total current income tax expense	998	2,698	8,301	6,555

Deferred income tax expense
Reversal of temporary differences	(245)	(1,551)	(4,551)	(2,840)
Adjustment for provision in prior periods	190	(150)	452	(278)

Total deferred income tax expense	(55)	(1,701)	(4,099)	(3,118)

Total income tax expense	943	997	4,202	3,437

The effective tax rate (income tax expense as a percentage of income from continuing operations) can be influenced by the disproportionate effect of significant expenses that are not deductible for tax purposes, together with non-recognition of certain tax losses, and certain income items that do not attract a tax charge.

Kofax Limited

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

NOTE 6	EARNINGS PER SHARE

The table below presents the computation of basic and diluted earnings per share:

	For the Three Months Ended		For the Nine Months Ended
	March 31, 2014	March 31, 2013	March 31, 2014	March 31, 2013
	($ in thousands, except per share data)

Income/(loss) from continuing operations, after tax	(54)	(329)	4,738	(698)

Earnings/(loss) per share
> Basic	(0.00)	(0.01)	0.05	(0.01)

> Diluted	(0.00)	(0.01)	0.05	(0.01)

The difference between the diluted and basic calculation is due to the additional shares that would be issued on the conversion of all the dilutive ordinary shares. The table below presents the computation of basic and diluted shares:

	For the Three Months Ended		For the Nine Months Ended
	March 31, 2014	March 31, 2013	March 31, 2014	March 31, 2013
	($ in thousands)
Weighted average number of shares outstanding*	86.2	84.3	86.2	84.3
Dilutive impact of share options	2.6	1.9	2.2	1.6
Dilutive impact of Long Term Incentive Plan (LTIPs)	3.8	2.4	3.8	2.4

Diluted shares	92.6	88.6	92.2	88.3

*	excluding employee benefit shares and Treasury shares

NOTE 7	PROVISIONS

	Personnel Restructuring	Onerous Lease	Contingent Consideration	Others	Total
	($ in thousands)
As of June 30, 2013	586	644	8,090	1,411	10,731
Arising during the period	—	—	9,914	136	10,050
Reversed against income statement	—	—	(3,472)	(92)	(3,564)
Utilized during the period	(637)	(320)	(6,374)	(972)	(8,303)
Exchange differences	51	(14)	189	35	261

As of March 31, 2014	—	310	8,347	518	9,175

Current	—	310	4,681	—	4,991
Non-current	—	—	3,666	518	4,184

As of March 31, 2014	—	310	8,347	518	9,175

Contingent consideration relates to deferred consideration, contingent consideration, and employee retention payments associated with acquisitions in prior periods and in the nine months ended March 31, 2014. On July 25, 2013, the Altosoft acquisition agreement was amended to allow for achievement of earnings targets based on cumulative results in the first two years of the assessment. During the third quarter of 2014, $1.0 million of contingent

Kofax Limited

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

consideration was paid to the former shareholders of Altosoft. In determining the fair value of the remaining calendar year 2014 and 2015 contingent consideration, management assessed a number of scenarios and based on those scenarios, estimated for financial accounting purposes, $2.8 million of the contingent consideration remains to be paid to former shareholders.

In relation to the acquisition of Kapow, an additional $6.6 million of deferred consideration was included in the total consideration of the acquisition. During the third quarter of 2014, $1.9 million of deferred consideration was paid to the former shareholders of Kapow. An additional $2.4 million is expected to be paid one year from closing and $2.3 million to be paid two years from closing, with said amounts being subject to certain indemnification terms and conditions.

Additionally, the threshold for the contingent consideration and related retention bonuses related to the acquisition of Singularity was not achieved in the second measurement period. Accordingly provisions totaling $3.6 million was reversed against the income statement.

NOTE 8	RELATED PARTY TRANSACTIONS

Directors’ interests in share options and LTIPs

Directors who are also executive officers of Kofax held 1,169,800 LTIP shares as of March 31, 2014, of which 300,000 were granted during the nine month period ended March 31, 2014 and no LTIPs were vested during the nine months ended March 31, 2014. For the remaining LTIPs, based upon performance criteria and other factors, shares become subject to release three years after their issuance. Market prices of the shares were between 146.0 pence and 361.5 pence at the grant dates.

Directors who are also executive officers of Kofax held 1,950,000 share options as of March 31, 2014, and no options were granted during the nine month period ended March 31, 2014, nor did any share options lapse during the period. The exercise periods are between calendar years 2012 and 2020 with exercise prices of the shares between 146 pence and 240 pence.

NOTE 9	CONTINGENT LIABILITIES

There are no material pending or threatened lawsuits against Kofax.

NOTE 10	SUBSEQUENT EVENTS

No subsequent events have been identified requiring disclosure.

Kofax Limited

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

RESPONSIBILITY STATEMENT OF THE EXECUTIVE DIRECTORS IN RESPECT OF THE INTERIM FINANCIAL STATEMENTS

We confirm that to the best of our knowledge:

The condensed consolidated set of financial statements has been prepared in accordance with IAS 34, “Interim Financial Reporting” as adopted by the EU;

The interim management report includes a fair review of the information required by:

a) DTR 4.2.7 R of the Disclosure and Transparency Rules, being an indication of important events that have occurred during the first nine months of the financial year and their impact on the condensed set of financial statements and a description of the principal risks and uncertainties for the remaining three months of the year; and

b) DTR 4.2.8 R of the Disclosure and Transparency Rules, being related party transactions that have taken place in the first nine months of the current financial year and that have materially affected the financial position or performance of the entity during that period and any changes in the related party transactions described in the last annual report that could do so.

Reynolds C. Bish

Chief Executive Officer

April 29, 2014

James Arnold, Jr.

Chief Financial Officer

April 29, 2014